Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 27, 2012, relating to the financial statements and financial statement schedules of Colonial Properties Trust and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph related to a change in the presentation of comprehensive income (loss) due to the adoption of Accounting Standards Update 2011-05) and the effectiveness of Colonial Properties Trust's internal control over financial reporting, incorporated by reference in the Annual Report on Form 10-K of Colonial Properties Trust for the year ended December 31, 2011, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Birmingham, Alabama
April 9, 2012